UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 1st, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies Starts Up its Fourth Solar Power Plant in Japan (February 1, 2023).

Exhibit 99.2	ESG: TotalEnergies CAC40 transparency leader towards investors in the annual ranking of the Forum pour l’Investissement Responsible (February 1, 2023).

Exhibit 99.3	TotalEnergies and Air Liquide join forces to develop a network of over 100 hydrogen stations for heavy duty vehicles in Europe (February 2, 2023).

Exhibit 99.4	TotalEnergies’ Statement on its Investments in India (February 3, 2023).

Exhibit 99.5	TotalEnergies Sells Stake in Renewable Portfolio to Crédit Agricole Assurances (February 3, 2023).

Exhibit 99.6	Mozambique LNG: TotalEnergies Entrusts Jean-Christophe Rufin with an Independent Mission to Assess the Humanitarian Situation in Cabo Delgado Province (February 3, 2023).

Exhibit 99.7	Disclosure of Transactions in Own Shares (February 6, 2023).

Exhibit 99.8	Denmark: TotalEnergies Obtains Two CO2 Storage Licenses in the Danish North Sea (February 6, 2023).

Exhibit 99.9	Fourth quarter and full-year 2022 results (February 8, 2023).

Exhibit 99.10	Share capital decrease by way of treasury shares cancellation (February 8, 2023).

Exhibit 99.11	TotalEnergies proposes an ordinary dividend of 2.81 €/share for fiscal year 2022, a 6.4% increase, and the confirmation of the 1 €/share special dividend (February 8, 2023).

Exhibit 99.12	Indicative ex-dividend dates for 2024 dividend (February 8, 2023).

Exhibit 99.13	Disclosure of Transactions in Own Shares (February 13, 2023).

Exhibit 99.14	Capital increase reserved for employees of TotalEnergies in 2023 (February 15, 2023).

Exhibit 99.15	TotalEnergies and Corio join forces to develop offshore wind in Taiwan (February 16, 2023).

Exhibit 99.16	Disclosure of Transactions in Own Shares (February 20, 2023).

Exhibit 99.17	South Africa: TotalEnergies signs Renewable Power Purchase Agreements with Sasol and Air Liquide (February 23, 2023).

Exhibit 99.18	Disclosure of Transactions in Own Shares (February 27, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: March 1st, 2023	By:	/s/ MARIE-SOPHIE WOLKENSTEIN
		Name:	Marie-Sophie Wolkenstein
		Title:	Company Treasurer